Exhibit 99.6

2003 Results and Outlook Investor Relations - www.total.com February 2004

Results

2002 2003 Change B$ 2003 net income denominated in dollars hits record high accounts converted to dollars using the average &128;/$ exchange rate for the period * record high ; previous record for net income adjusted for special items and denominated in dollars was 7.06 B$ in 2000 1 4Q02 4Q03 Change Brent: 28.8 $/b in 2003 vs 25.0 $/b in 2002 European refining margin: 20.9 $/t in 2003 vs 8.0 $/t in 2002 3.82 2.90 +32% Operating income from business segments 14.70 10.40 +41% adjusted for special items 1.94 1.46 +33% Net operating income from business segments 7.88 5.55 +42% adjusted for special items 2.08 1.61 +29% Net income 8.30* 5.92 +40% adjusted for special items 1.89 1.37 +38% Net income 7.94 5.62 +41% 3.32 2.45 +36% Earnings per share ($) 13.07 8.89 +47% adjusted for special items

2002 2003 Change B&128; Results in euros improved strongly despite weaker dollar 2 4Q02 4Q03 Change 3.21 2.89 +11% Operating income from business segments 13.00 11.00 +18% adjusted for special items 1.63 1.46 +12% Net operating income from business segments 6.97 5.87 +19% adjusted for special items 1.75 1.61 +9% Net income 7.34 6.26 +17% adjusted for special items 1.59 1.37 +16% Net income 7.03 5.94 +18% 2.79 2.44 +14% Earnings per share (&128;) 11.56* 9.40 +23% adjusted for special items Solid operating performance combined with ongoing share buybacks led to record EPS * record high ; previous record for EPS adjusted for special items was 10.85 &128; in 2001 &128;/$: 1.13 in 2003 vs 0.95 in 2002

* ExxonMobil, BP, Shell, Total, ChevronTexaco, (adjusted for special items) Environment Internal programs 3 2003 ROACE at 19%, highest level among the majors* Change in operating income from business segments (B&128;) adjusted for special items Major contribution from self-help programs to 2003 results 2002 2003 Hydrocarbon prices: + 1.9 &128;/$: - 2.0 Refining margins: + 1.3 Chemicals environment: - 0.4 Growth: + 0.6 Synergies and productivity: + 0.5 + 0.8 Lower level of refinery turn-arounds: + 0.2 Change in Chemicals portfolio: - 0.1 + 0.1 + 1.1 11.0 13.0

4 Capex: 7.7 B&128; (8.7 B$) in 2003, 69% allocated to Upstream Dividends paid in 2003: 2.7 B&128; Share buybacks: 4.6% of capital Net-debt-to-equity ratio reduced to 26% at year-end 2003 Net cash flow * excludes 0.7 B&128; disbursements related to the AZF-Toulouse fertilizer plant covered by a previously established reserve Net cash flow by segment (B&128;) Cash flow from operations Investments Divestments Strong 2003 cash flow Acquisitions including Upstream 9.6 5.3 4.3 Downstream 3.5 1.2 2.3 Chemicals 1.9 1.1 0.8*

Production growth 5 ROACE* * ROACE and EPS adjusted for special items 1999-2003 hydrocarbon production growth: + 5.3% per year Growth and synergies/productivity programs: + 4.8 B&128; recurring impact on operating income 2003 vs 1999 Strong EPS impact from share buybacks: 15% of capital repurchased over the period EPS ($)* 1999-2003 self-help targets achieved % 5 10 2000 2001 2002 2003 Total other majors 10 15 20 2000 2001 2002 2003 Total max min majors % 1999 2000 2001 2002 2003 Total BP RD Shell ExxonMobil ChevronTexaco base 100 150 200 250

6 BP ($) ExxonMobil ($) Total ($)** Royal Dutch ($)** ChevronTexaco ($) 1999 2000 2001 2002 2003 2.35 3.30 4.10 3.80 4.70* &128;/share + 15% in 2003 2003 pay-out ratio (41%) in line with other majors Dividend doubled over four years * pending shareholders approval at the May 14, 2004 AGM ** based on &128;/$ = 1.2 for 2003 dividend to be paid in 2004 Total (&128;) Total Majors 1999 2000 2001 2002 2003 150 base 100 200 250

Upstream

Full benefit of production growth in a high-price environment Strong production growth: + 5.1% in 2003 Hydrocarbon production Production increased to 2.54 Mboe/d in 2003 vs 2.42 Mboe/d in 2002 Upstream ROACE at 29% in 2003 source: company data * BP + share of TNK-BP from August 29, 2003 7 85 90 95 100 105 110 115 120 125 1999 2000 2001 2002 2003 ChevronTexaco Shell ExxonMobil Total BP + TNK* base

1999 Europe* 35% 35% Africa 30% 29% Middle East 17% 17% Asia 9% 9% South America 6% 8% North America 3% 2% Total 100% 100% + 24% Geographically well-diversified production base 2003 Geographic distribution Hydrocarbon production 1999 & 2003 production in kboe/d * includes CIS 888 717 135 196 + 45% - 3% 611 723 + 18% 181 232 + 28% + 23% 360 441 Asia Africa South America North America Europe* 61 59 8 Middle East

Competitive technical costs Technical costs, for Total Brent price Technical costs, average of the other majors 2003 technical costs: 7.3 $/boe Exploration costs 0.5 $/boe Production costs 2.6 $/boe DD&A 4.2 $/boe Stabilization of technical costs despite high oil price environment Negative exchange rate impact: 0.3 $/boe Pressure from higher service costs Brent price and technical costs FAS 69 technical costs, consolidated subsidiaries, adjusted for special items (7.1 $/boe in 2001 and 2002 for Total) 9 5 10 15 20 25 1999 2000 2001 2002 2003 $/boe

Maintain ambitious exploration program in 2004: 750 M$ budget Main discoveries Kazakhstan Aktote, Kashagan SW 20.4% Angola Acacia / Hortensia (Block 17) 40% Gindungo (Block 32) 30% United States Chinook 15% United Kingdom West Franklin 46% Main appraisals Kazakhstan Kashagan E 20.4% Nigeria Usan / Ukot 20% Nkarika 40% Brunei Block B 37.5% New permits Saudi Arabia Rub Al Khali 30% Russia Tuapse 50% Nigeria Block 221 100% Gulf of Mexico 21 blocks 100% Algeria, Mauritania 2003 exploration success Exploration / Appraisal New permits 10

Continued reserve growth at a competitive cost FAS 69 finding costs maintained at a very competitive level* Total max min majors * consolidated subsidiaries, 2001-2003 average ** limited to proved and probable reserves covered by E&P contracts on drilled fields for which technical studies demonstrate economic development Proved reserves 2% growth in 2003 to 11.4 Bboe representing 12.3 years of production at current rate Reserve replacement rate*: 145% Finding costs*: 0.7 $/boe Reserve replacement costs*: 4.3 $/boe Proved and probable reserves represent approximately 20 years of production at current rate** 11 $/boe 1 2 3 98-00 99-01 00-02 01-03

Pursuing strong organic growth through 2008


Mboe/d
+ 4% per year
on average*
3
2
1
2003
2004(e)
2005(e)
2006(e)
2007(e)
2008(e)

main start-ups

2004(e)	2005(e) – 2006(e)	2007(e) – 2008(e)
Skirne Byggve	Glenelg, Kristin, Dolphin	Akpo, Forvie
Kvitebjorn	Ekofisk area growth	Kashagan
Yucal Placer	Carina Aries, Block 2C	Block XX
Al Khalij North	NC 186, Dalia, Snøhvit	Tempa Rossa
Bonga	Rosa, BBTL, Shah Deniz	

- **Growth target extended by one year and adjusted to 4% per year on average**
  - All projects maintained
  - Approval for certain developments have taken longer than expected (Kashagan, Dalia, Dolphin…)
  - Negative impact on production entitlements due to 20 $/b scenario vs 17 $/b
- **2004 growth driven by new start-ups and ramp-ups of Amenam, Al Jurf, Matterhorn and Jasmim**

Delivering strongest organic growth among the majors while maintaining high profitability

* 20 $/b Brent scenario for the period 2004-2008

12 Investor Relations

Setting the stage for 2009-2013 growth Productivity on mature fields Satellite developments Rosa-Lirio (Block 17) West Franklin / Glenelg LNG plant expansions Qatargas Bonny LNG Giant fields Kashagan Dolphin Heavy oil Sincor Surmont - Athabasca LNG projects Snohvit Many discoveries to valorize 3rd pole Block 17, Block 32 Usan / Ukot Exploration in high potential areas Saudi Arabia West Africa Alaska Gulf of Mexico Black Sea Several projects in negotiation or under evaluation Vankor Qatargas II (T4/T5) South Pars 11 / Pars LNG Angola LNG Sincor expansion More value from the existing base Large, long-term projects Exploration New ventures 13

Rapid development of LNG activities in 2003 2003 vs 2002: volumes x 4 LNG Trading - London Preliminary agreement to acquire stake Capacity: 6 Mt/year Start-up expected in 2007 FOS II Terminal (26.7%) Trains 4 and 5 under construction Trains 5 and 6: Total to purchase 0.9 Mt/y Bonny LNG (15%) Preliminary studies nearing completion Angola LNG (13.6%) Ongoing negotiations Pars LNG Continue debottlenecking Negotiating Qatargas II Qatargas (10%) Acquired stake in project Phase I capacity: 5 Mt/y Start-up expected in 2006 Gas sales contract with Mexican power company Altamira Terminal (25%) Under construction Snohvit (18.4%) Re-gas terminal project or under construction LNG plant in operation or under construction LNG plant project being evaluated 14

Midstream gas: taking advantage of market deregulation and better valorizing production * Cepsa Gas Commercializadora (35% Total - 35% Cepsa) 6%* market share I/C GSO 17 % market share Preliminary agreement with GDF to: Increase share of GSO to 100% Withdraw from CFM capital Acquire part of CFM trading operations French gas market Largest supplier to the industrial and consumer (I/C) markets United Kingdom Preliminary agreement to take a stake FOS II LNG Terminal (26.7%) CFM Pursue pipeline project link between Algeria and Spain Medgaz Total 12% - Cepsa 20% Cross-border gas pipeline project Phase I capacity: 0.5 Bm3/y Start-up expected in 2005 Euskadour 15 19 % mkt share I/C

Downstream

* including exchange rate impact: - 0.6 B&128; ** Cepsa capital employed allocated across segments at year-end 2003: - 0.5 B&128; impact on Downstream capital employed Change in operating income (B&128;) adjusted for special items Year-end capital employed (B&128;) average 1999-2003 Capital discipline Working capital reduced Positive impact of synergies and productivity programs 10 B&128; of cash flow after net Capex generated over the past four years 1999 2003 - 0.8 Environment* + 1.0 1.0 2.0 Synergies Productivity + 0.8 Downstream: 1999 to 2003 highlighted by improved results and capital discipline 5 10 1999 2000 2001 2002 2003** 2003** 16

Continuing to improve refining system

- **Construction of a distillate hydrocracker (DHC) at the Normandy refinery**
  - Increases conversion rate to 42% from 26%
  - Investment: 500 M€ over 2003-2006 including the hydrogen supply unit
  - Reduces surplus of heavy fuel and allows increase in diesel production
- **Further integrating refining and petrochemicals**
  - 7 of 12 Total-operated refineries linked to petrochemical platform
  - Increasing product exchanges between refineries and steamcrackers
  - 100 M€ Capex savings identified



Immingham
Milford Haven
Vlissingen
Flandres
Antwerp
Normandy
Leuna
Grandpuits
Donges
Feyzin
Provence
Huelva*
Rome
Algesiras*
Refineries linked to petrochemical platform
Other refineries

Maintain capital discipline: 3 $/t/year on average over the medium term

* Cepsa

17 Investor Relations - 2003

Improving European retail Continue to close low throughput stations Investments targeted on high-potential stations: increase throughput per station growing contribution of non-fuel sales (« bonjour » convenience stores) France: successful market segmentation strategy TOTAL network: program to rebrand 1,000 Elf stations to the TOTAL colors 60% completed New Elf colors (300 stations): strong increase in throughput per station in 2003 Increased market share of on-road fuel for the Group Strengthening positions through swaps Portugal / Italy: Galp / ENI deal closed Germany: rebranding stations received in swap from Shell Expanding number of « bonjour » C-stores In service year-end 2003: 268 Targeted number in service by 2008: 1141 Marketing: strengthening positions 6 117 8 17 55 120 71 324 123 529 5 34 18

Continue to improve performance Program of 450 new action plans launched in 2004 Maintain strict investment discipline Ongoing effort to reduce working capital Targeted growth Reinforcing positions in Africa and in the Mediterranean rim Selective investments in Asia * estimates based on data provided by the companies, adjusted for special items Downstream ROACE Total max min majors* Downstream: maintain the best profitability among the majors 19 5 10 15 20 2000 2001 2002 2003(e) %

Chemicals

Base chemicals & polymers Intermediates Specialties Sales (B&128;) Operating income* (B&128;) Base chemicals & polymers Very low petrochemical margins in Europe despite a rebound in the second quarter Strong initial results from Samsung JV Intermediates: unfavorable economic context made worse by weak dollar Specialties showed good resistance despite a more difficult environment * adjusted for special items Paints Chemicals: 2003 results by sector 20 7.72 3.77 7.80 2003 2002 2003 2002 2003 2002 7.91 3.60 5.74 2003 2002 2003 2002 2003 2002 - 0.03 0.28 0.60 0.10 0.13 0.43

Revising the reference environment downward Atlantic petrochemical indicator* mid-cycle assumption in 2000 mid-cycle assumption in 2004 Continuing to improve performance Ongoing breakeven reduction in Europe and US Pursuing further integration with refining (Capex efficiency, increasing product exchanges) Implementing announced restructuring plans Targeting growth in high-potential areas Samsung JV fully operational, delivering synergies Ethane cracker project in Qatar * Atlantic petrochemical indicator = 50% European indicator + 50% US indicator Petrochemicals strategy: improved performance and selective growth in a tougher market 21 400 600 800 91 93 95 97 99 01 03 $/t

Hutchinson Technological and commercial leadership worldwide Sustaining organic growth through R&D Resins Restructuring in Europe Expanding in the US and Asia Adhesives N°2 worldwide Capitalizing on brand recognition Atotech Successfully repositioning the business toward Asia Technological leadership Sales 2003 Asia Rest of world France Europe excl. France US Specialties: growth through innovation and expansion in Asia 22 Adhesives Hutchinson Resins Atotech

Engineering polymers Ceca (additives, molecular sieves) Organic peroxides Plastic additives Cerexagri (agrochemicals) Formaldehyde resins Chlorochemicals, solvents, PVC Alphacan (PVC pipes and profiles) Compounds Acrylics PMMA Thiochemicals Fluorochemicals and hydrogen peroxide Chlorochemicals* Intermediates* Performance products* Product lines Description Cyclical activity Highly integrated product chain N°3 in Europe Mildly cyclical activities Industrial expertise N°1 to n°3 worldwide for main products Expanding in Asia Non-cyclical activities Priority to growth and innovation Strong presence in specific segments 2003 sales: 5 B&128; * Chlorochemicals was formerly part of Base chemicals & polymers ; the Intermediates and Performance products formerly comprised the sector "Intermediates & performance polymers" A new entity combining Chlorochemicals, Intermediates and Performance products 23

Decentralized structure Management enjoying a high degree of operational autonomy Organization closer to customers More responsive decision-making process An operation with strong industrial logic creating more value than piecemeal divestments Priority to improving results Destined to be a strongly competitive, solidly financed, independent player Opportunity to participate in the consolidation of the chemical industry Proposed restructuring of Chlorochemicals, Intermediates and Performance products proposal submitted to employee representatives 24 Creation of a management structure to get the best out of a diversified portfolio of well-positioned activities in highly competitive markets

Outlook

Moderate oil price scenario in a favorable environment Strong demand growth in Asia Demonstrated OPEC discipline over past 5 years Large OPEC producers balance budgets at about 25 $/b Production decline in OECD countries Slower production growth in Russia Brent Continuing to demand satisfactory returns at 17 $/b for large, long-term projects * compared to 17 $/b in the previous reference environment Moderate reference environment for medium-term planning process: 20 $/b* 25 10 20 30 94 95 96 97 98 99 00 01 02 03 $/b 17 $/b 25 $/b

New reference environment for medium-term planning Adjusting the reference environment Brent = 20 $/b vs 17 $/b &128;/$ = 1.1 vs 1.0 European refining margin maintained at 12 $/t Mid-cycle for petrochemicals revised downward ROACE 2003 recalculated previous reference environment new reference environment 29% 15% 4% 19% Upstream Downstream Chemicals Group 14% 14% 11% 13.5% 17% 12% 8% 13.5% ROACE 2003 26

Improve underlying profitability over the medium term Upstream: maintain profitability at a high level while preparing for long-term growth Downstream and Chemicals: ongoing productivity programs and continued capital discipline Upstream Downstream Chemicals Group ROACE 2003 recalculated ROACE target 2006-2008 ROACE in reference environment* * Brent = 20 $/b ; TRCV = 12 $/t ; &128;/$ = 1.1 ; mid-cycle for petrochemicals revised downward 17% 12% 8% 13.5% 17% 15% 12% 15.5% 27

Cash flow allocation 2004-2008(e)* cash flow from operations in the range of 13-14 B$ per year Sustained CAPEX program 9-10 B$ per year over the period 2004-2008(e) Priority to Upstream: 75% of CAPEX Budget 2004: approx. 10 B$ Pursue dynamic dividend policy targeting 50% pay-out ratio Net-debt-to-equity ratio around 25%-30% Share buyback program continued: magnitude adjusted to the environment and level of divestments CAPEX 2004-2008(e) Chemicals Downstream Upstream * reference environment: Brent = 20 $/b ; TRCV = 12 $/t ; &128;/$ = 1.1 ; mid-cycle for petrochemicals revised downward 28

Proposed Sanofi-Synthelabo / Aventis merger Total's 24.4%* ownership in Sanofi-Synthelabo (35% of voting rights) would be converted to approx. 13% of the new entity (approx. 21% of voting rights) Proposed merger creates value Significant synergies Possible re-rating Accounting treatment for Total Continue equity consolidation method For 2004: recognize the capital gain on dilution Strategy to divest over the medium term unchanged Shareholder pact in place until Dec. 2004 expiration Merger does not involve any lock-up No urgency to divest Increased flexibility to exit at the right time and to capture value creation * valued at 9.9 B&128; at Feb 13, 2004 29

Continue to implement a strategy that combines growth and profitability * ROACE in reference environment: Brent = 20 $/b ; TRCV = 12 $/t ; &128;/$ = 1.1 ; mid-cycle for petrochemicals revised downward Implementing self-help programs Reducing relative weight of Chemicals Profitability* target of 12% by 2006-2008 Chemicals Upstream Production growth: + 4% per year on average through 2008 Preparing for long-term diversified growth Profitability* at 17% in reference environment Downstream New productivity programs Strict financial discipline Profitability* raised to 15% by 2006-2008 Sanofi-Synthelabo Strategy to divest over the medium term 30